Exhibit 99.1

Daqo New Energy Announces Unaudited Fourth Quarter and Fiscal Year 2014 Results

CHONGQING, China—April 10, 2015—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the fourth quarter and fiscal year of 2014.

Fourth Quarter 2014 Financial and Operating Highlights

•	Record-high quarterly polysilicon production volume of 1,791 MT in Q4 2014, up from 1,748 MT in Q3 2014
•	Polysilicon shipments of 1,537 MT in Q4 2014, compared to 1,598 MT in Q3 2014
•	Polysilicon production cost of $13.23/kg in Q4 2014, compared to $13.05/kg in Q3 2014; cash cost of $10.88/kg in Q4 2014, compared to $10.72/kg in Q3 2014
•	Wafer shipments of 17.8 million pieces in Q4 2014, compared to 18.5 million pieces in Q3 2014
•	Non-GAAP gross margin(1) of 32.1% in Q4 2014, up from 31.7% in Q3 2014
•	EBITDA (non-GAAP)(1)of $14.7 million in Q4 2014, compared to $16.4 million in Q3 2014
•	Net income attributable to Daqo shareholders of $3.6 million in Q4 2014, compared to $5.9 million in Q3 2014

	Three months ended
US$ millions except as indicated otherwise	December 31, 2014	September 30, 2014	December 31, 2013
Revenues	49.5	47.3	37.0
Gross profit	12.6	11.6	1.0
Gross margin	25.4%	24.5%	2.6%
Operating income / (loss)	7.6	9.5	(4.1)
Net income / (loss) attributable to Daqo New Energy shareholders	3.6	5.9	(8.0)
Earnings / (loss) per ADS ($ per ADS)	0.40	0.66	(1.16)
Non-GAAP gross profit (1)	15.9	15.0	6.8
Non-GAAP gross margin (1) (%)	32.1%	31.7%	18.5%
EBITDA (non-GAAP) (1)	14.7	16.4	8.1
EBITDA margin (1) (%) (non-GAAP)	29.6%	34.7%	21.9%
Polysilicon shipments (MT)	1,537	1,598	1,271
Polysilicon production cost ($/kg) (2)	13.23	13.05	15.75
Polysilicon cash cost (excl. dep’n) ($/kg) (2)	10.88	10.72	11.98

Note:

(1) Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA and EBITDA margin on a non-GAAP basis to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(2) Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the quarter. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang divided by the production volume in the quarter.

1

Full Year 2014 Financial and Operating Highlights

●	Polysilicon shipments were 5,962 MT, an increase of 40.6% compared to 4,240 MT in 2013.
●	Revenues were $182.6 million, an increase of 67.5% compared to $109.0 million in 2013.
●	Gross profit was $43.3 million, compared to gross loss of $26.1 million in 2013.
●	Gross margin was 23.7%, compared to negative 23.9% in 2013.
●	Operating income was $32.0 million, compared to operating loss of $200.6 million in 2013. The Company recognized a $158.4 million impairment loss for the long-lived assets of its Chongqing polysilicon facilities in the second quarter of 2013. There was no such loss incurred in 2014.
●	Net income attributable to Daqo New Energy Corp. shareholders was $16.7 million, compared to net loss attributable to Daqo New Energy Corp. shareholders of $70.9 million in 2013.
●	Earnings per basic ADS were $2.02, compared to loss per basic ADS of $10.25 in 2013. Earnings per diluted ADS were $1.97, compared to loss per diluted ADS of $10.25 in 2013.

Commentary

In the fourth quarter of 2014, we continued to deliver strong performance in our Xinjiang polysilicon facilities. We further increased our quarterly production volume to 1,791 MT, a new record, compared to 1,748 MT in the third quarter of 2014. To maximize our polysilicon output, we purchased some raw material of TCS externally, which caused our cash cost to slightly increase to $10.88/kg, compared to $10.72/kg in the third quarter of 2014. With our Hydrochlorination system coming online, which will provide sufficient TCS for 12,150 MT polysilicon capacity by the end of June 2015, we don’t expect to continue to purchase TCS externally afterwards.

In the fourth quarter of 2014, we shipped 1,537 MT of polysilicon and 17.8 million pieces of wafer. We achieved EBITDA margin of 29.6% and operating income of $7.6 million. Our net income attributable to Daqo shareholders was $3.6 million.

As for the Phase 2b polysilicon project, which will increase our polysilicon capacity from current 6,150 MT to 12,150 MT, we are on track with our target to fully ramp it up by the end of June 2015 and lower the total production cost to the level of $12/kg. Looking forward, we are also considering further capacity expansion at our Xinjiang facilities in the medium term, or the Phase 3 project. Our Board of Directors has approved the launch of an early stage research for the Phase 3 project. After a comprehensive analysis of the capacity and comparability of the Chongqing machinery and equipment, we concluded that it would be more efficient to use part of the machinery and equipment in the Phase 3 project than to use all of them in our Phase 2b project. As a result, we have changed our original relocation plan and determined to utilize a portion of these equipment and machinery in our Phase 3 project in Xinjiang. Subject to market and industry conditions, we expect the completion of our Phase 3 project, which may be conducted in two stages, to further increase our total polysilicon production capacity to 25,000 MT. In February 2015, we raised approximately $30 million through a public follow-on offering. We intend to use the net proceeds for the feasibility study, design and some capital expenditure related to the Phase 3 project, along with other general corporate purposes.

In the fourth quarter of 2014, the average selling price, or ASP, for polysilicon was $20.47/kg, compared to $21.50/kg in the third quarter of 2014. In the fourth quarter, foreign polysilicon manufacturers increased their supply of polysilicon into China to take advantage of the grace period before the Chinese government fully suspend solar grade polysilicon import through processing trade. As a result, we saw pressure on the ASP of polysilicon in the fourth quarter. However, we do not expect the increase of supply from foreign polysilicon manufacturers to continue after the contract terms of the existing processing trade agreements expire under the Chinese government’s suspension policy, which is expected to remain in effect in the foreseeable future.

2015 is expected to be another year of rapid growth for solar PV market. Polysilicon is the raw material for crystalline silicon PV module which accounts for around 90% market share globally. As one of the leading polysilicon producers, we believe we have been very well positioned with the lowest cost structure which could be further improved, our fast growing capacity which will be doubled in the second half of 2015 and could potentially be doubled again in midterm and the first-class quality which is essential to produce high-efficiency solar PV products.

2

Market outlook and Q1 2015 guidance

Global solar PV installations in 2014 totaled approximately 45.0 GW, which represents a 23.2% increase compared to 36.5 GW in 2013. Currently most analyst reports forecast that global solar PV installations in 2015 will be in the range of 52~55 GW, which represents a growth of 16%~22% compared to 2014. In 2014, annual solar PV installations in China were reported to amount to 10.6 GW. In March 2015, Chinese National Energy Administration released the 2015 target for solar PV installations of 17.8GW, which is 19% higher than the initial target of 15GW, and represents an increase of almost 70% from 10.6 GW in 2014. Although some additional polysilicon supply may enter the market mainly in the second half of 2015, we believe the supply and demand of polysilicon will remain in balance, on the premise that the global markets, including the China market, will grow as expected.

For the first quarter of 2015, the Company expects to ship 1,500 MT of polysilicon. The Company also expects to ship approximately 17.5 million to 18.0 million pieces of wafer. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Fourth Quarter 2014 Results

Revenues

Revenues were $49.5 million, compared to $47.3 million in the third quarter of 2014 and $37.0 million in the fourth quarter of 2013.

The Company generated revenues of $33.8 million from polysilicon, compared to $32.8 million in the third quarter of 2014, and $24.2 million in the fourth quarter of 2013. The increase from the third quarter of 2014 was primarily due to higher sales volume offset by lower average selling prices.

The Company generated $15.7 million from sales of wafers, compared to $14.5 million in the third quarter of 2014 and $11.0 million in the fourth quarter of 2013. The increase from the third quarter of 2014 was primarily due to higher sales volume.

Gross profit and margin

Gross profit was approximately $12.6 million, compared to $11.6 million in the third quarter of 2014 and approximately $1.0 million in the fourth quarter of 2013.

Gross margin was 25.4%, compared to 24.5% in the third quarter of 2014 and 2.6% in the fourth quarter of 2013.

In the fourth quarter of 2014, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $3.3 million, compared to $3.4 million in the third quarter of 2014 and $5.9 million in the fourth quarter of 2013. Excluding such costs, the non-GAAP gross margin was approximately 32.1%, compared to 31.7% in the third quarter of 2014 and 18.5% in the fourth quarter of 2013.

3

Selling, general and administrative expenses

Selling, general and administrative expenses were $4.7 million, compared to $2.5 million in the third quarter of 2014 and $4.0 million in the fourth quarter of 2013. The increase in selling, general and administrative expenses from the third quarter of 2014 was primarily due to i) relocation expenses for moving the idle equipment in Chongqing to Xinjiang; ii) the decrease in reversal of bad debt provision in the fourth quarter and iii) the provision of equipment prepayment in the fourth quarter.

Research and development expenses

Research and development expenses were approximately $0.2 million, compared to $0.2 million in the third quarter of 2014 and $1.1 million in the fourth quarter of 2013.

Other operating income (expense)

Other operating expense was $0.1 million, compared to other operating income of $0.6 million in the third quarter of 2014 and other operating income of $0.1 million in the fourth quarter of 2013. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, the amount of which fluctuates from period to period.

Operating income (loss) and margin

As a result of the foregoing, operating income was $7.6 million, compared to $9.5 million in the third quarter of 2014 and operating loss of $4.1 million in the fourth quarter of 2013.

Operating margin was 15.4%, compared to 20.0% in the third quarter of 2014 and negative 11.0% in the fourth quarter of 2013.

Net Interest expense

Net interest expenses were $4.0 million for the quarter, compared to $3.5 million in the third quarter of 2014. The increase was primarily due to interest charge for discounting bank notes in the fourth quarter of 2014.

EBITDA

EBITDA was $14.7 million in the fourth quarter of 2014, compared to $16.4 million in the third quarter of 2014 and $8.1 million in the fourth quarter of 2013. EBITDA margin was 29.6% in the fourth quarter of 2014, compared to 34.7% in the third quarter of 2014 and 21.9% in the fourth quarter of 2013.

Net income (loss) attributable to our shareholders and loss per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $3.6 million in the fourth quarter of 2014, compared to $5.9 million in the third quarter of 2014 and net loss attributable to Daqo New Energy Corp. shareholders of $8.0 million in the fourth quarter of 2013.

Net income per ADS was $0.40 in the fourth quarter of 2014, compared to $0.66 in the third quarter of 2014, and loss per ADS of $1.16 in the fourth quarter of 2013.

4

Financial Condition

As of December 31, 2014, the Company had $29.2 million in cash and cash equivalents and restricted cash, compared to $30.0 million as of September 30, 2014 and $16.7 million as of December 31, 2013.

As of December 31, 2014, the accounts receivable balance was $8.7 million, compared to $6.8 million as of September 30, 2014. As of December 31, 2014, the notes receivable balance was $50.2 million, compared to $36.8 million as of September 30, 2014. As of December 31, 2014, total borrowings were $237.1 million, of which $77.3 million were long-term borrowings, compared to total borrowings of $246.4 million, including $116.6 million long-term borrowings as of September 30, 2014.

Cash Flows

For the twelve months ended December 31, 2014, net cash provided by operating activities was $45.6 million, compared to net cash used in operating activities of $16.5 million in the same period of 2013. The improvement in operating cash flow was primarily due to the recovery of sales prices associated with improvements in the overall solar market and our continuous cost reduction efforts at our Xinjiang facilities.

For the twelve months ended December 31, 2014, net cash used in investing activities was $90.6 million, compared to $30.7 million in the same period of 2013. The increase was primarily related to the capital expenditure of Xinjiang Phase 2b polysilicon project.

For the twelve months ended December 31, 2014, net cash provided by financing activities was $44.3 million, compared to $48.8 million in the same period of 2013. The net cash provided by financing activities in 2014 was primarily contributed by the net proceeds from the follow-on offering in May 2014 offset by net bank loan repayment.

Full Year 2014 Results

Revenues

Revenues increased by 67.5% from $109.0 million in 2013 to $182.6 million in 2014. The increase in total revenues was primarily attributable to higher sales volumes, as well as higher average selling prices in both polysilicon and wafers.

The Company shipped approximately 5,962 MT of polysilicon and 70.4 million pieces of wafer during 2014, compared to 4,240 MT of polysilicon and 33.5 million pieces of wafer during 2013.

Gross profit (loss) and margin

Gross profit for 2014 was $43.3 million, compared to gross loss of $26.1 million in 2013. Gross margin was 23.7% in 2014, compared to negative 23.9% in 2013. The improvement in gross profit and gross margin from 2013 was primarily due to improved cost structures and higher average selling prices for both polysilicon and wafer.

Selling, general and administrative expenses

Selling, general and administrative expenses were $10.3 million in 2014, compared to $18.1 million in 2013. The decrease in selling, general and administrative expenses was primarily due to reversal of provisions for bad debts in 2014 with the settlement of long aging receivables.

Research and development expenses

Research and development expenses decreased from $3.4 million in 2013 to $1.5 million in 2014, and decreased as a percentage of total revenues from 3.1% in 2013 to 0.8% in 2014. The research and development expenses in 2014 and 2013 primarily resulted from continuous technology improvement projects for polysilicon and wafer production.

5

Long-lived assets impairment loss

In 2014, no long-lived assets impairment loss was recognized. In the second quarter of 2013, the Company recognized a $158.4 million impairment loss for the long-lived assets of its Chongqing polysilicon facilities. Such loss was made to reflect the adverse effects market challenges had on the profit-generating ability of the assets.

Other operating income

Other operating income decreased from $5.4 million in 2013 to $0.6 million in 2014, which mainly consisted of unrestricted cash incentives that we received from local government authorities, which fluctuates from period to period at the discretion of the government.

Operating income (loss) and margin

As a result of the foregoing, operating income was $32.0 million in 2014, compared to operating loss of $200.6 million in 2013. The Company recognized a $158.4 million impairment loss for the long-lived assets of its Chongqing polysilicon facilities in the second quarter of 2013. No such loss was recognized in 2014. Operating margin was 17.5% in 2014, compared to negative 184.1% in 2013.

Net Interest expense

Net interest expenses decreased from $19.2 million in 2013 to $15.3 million in 2014. The decrease from 2013 was primarily due to a decrease in bank borrowing balance.

Income tax expense

Income tax expenses were $nil million in 2014, compared to $1.3 million in 2013. In consideration of the uncertainty in the solar market, we determined it was more likely than not that our deferred tax assets would not be fully utilized before they expire.

Net income (loss) attributable to our shareholders and loss per ADS

As a result of the factors described above, we had net income attributable to our shareholders of $16.7 million, compared to net loss attributable to our shareholders of $70.9 million for 2013.

Non-GAAP Financial Measures

To supplement Daqo’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), Daqo uses in this press release non-GAAP gross profit and non-GAAP gross margin, which exclude costs related to the non-operational polysilicon operations in Chongqing. Such costs mainly consist of depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang facility. The Company would expect a majority of these costs, such as depreciation, will continue to occur as part of the production cost in Xinjiang facility subsequent to the completion of the relocation plan. Once these assets are placed back in services, the Company will remove this adjustment from the non-GAAP reconciling item. We also use EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenue. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. Daqo believes that the non-GAAP financial measures facilitate investors’ and management’s comparisons to Daqo’s historical performance and assists management’s financial and operational decision making.

A reconciliation of Non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

6

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on April 10, 2015.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	1-888-346-8982
Participant international dial in:	1-412-902-4272
Hong Kong-local toll:	852-301-84992
Beijing-local toll:	86-105-357-3132
China toll free:	4001-201203
Hong Kong toll free:	800-905945
Participants please ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL: http://mms.prnasia.com/dq/20150410/default.aspx

A replay of the call will be available 1 hour after the end of the conference through April 17, 2015.

The conference call replay numbers are as follows:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10063428

Participants will be required to state their name and company upon entering the call.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy’s web site at: www.dqsolar.com

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

7

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2015 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs.. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

8

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended			Year Ended Dec 31,
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	2014	2013

Revenues	$49,472	$47,291	$37,039	$182,572	$109,000
Cost of revenues	(36,911)	(35,699)	(36,081)	(139,309)	(135,103)
Gross (loss)/profit	12,561	11,592	958	43,263	(26,103)
Operating expenses
Selling, general and administrative expenses	(4,739)	(2,508)	(4,016)	(10,294)	(18,133)
Research and development expenses	(156)	(203)	(1,148)	(1,487)	(3,391)
Other operating income	(53)	574	134	553	5,421
Impairment of long-lived assets	-	-	-	-	(158,425)
Total operating expenses	(4,948)	(2,137)	(5,030)	(11,228)	(174,528)
Income (loss) from operations	7,613	9,455	(4,072)	32,035	(200,631)
Interest expense	(4,032)	(3,648)	(4,199)	(15,654)	(19,349)
Interest income	25	164	49	324	150
Foreign exchange gain (loss)	-	(78)	2	(56)	12
Income (loss) before income taxes	3,606	5,893	(8,220)	16,649	(219,818)
Income tax expense	-	-	(60)	-	(1,272)
Net income (loss)	3,606	5,893	(8,280)	16,649	(221,090)
Net income (loss) attributable to noncontrolling interest	-	-	(266)	-	(150,147)
Net income (loss) attributable to Daqo New Energy Corp. shareholders	$3,606	$5,893	$(8,014)	$16,649	$(70,943)

Net income (loss)	3,606	5,893	(8,280)	16,649	(221,090)
Other comprehensive income:
Foreign currency translation adjustments	(2,149)	1,653	1,010	(3,662)	5,543
Total other comprehensive income	(2,149)	1,653	1,010	(3,662)	5,543
Comprehensive income (loss)	1,457	7,546	(7,270)	12,987	(215,547)
Comprehensive income (loss) attributable to noncontrolling interest	-	-	(477)	-	(148,752)
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$1,457	$7,546	$(6,793)	$12,987	$(66,795)

Income (loss) per ADS
Basic	0.40	0.66	(1.16)	2.02	(10.25)
Diluted	0.39	0.64	(1.16)	1.97	(10.25)
Weighted average ADS outstanding
Basic	8,943,114	8,938,320	6,937,060	8,253,999	6,922,737
Diluted	9,143,039	9,137,667	6,937,060	8,454,146	6,922,737

9

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013

ASSETS:
Current Assets:
Cash and cash equivalents	$7,068	$12,612	$7,831
Restricted cash	22,169	17,410	8,826
Accounts receivable, net	8,714	6,849	9,910
Notes Receivable	50,240	36,752	15,930
Prepaid expenses and other current assets	12,836	12,129	23,871
Advances to suppliers	1,353	2,401	861
Inventories	9,582	11,314	10,500
Amount due from related party	9,987	9,523	13,416
Total current assets	121,949	108,990	91,145
Property, plant and equipment, net	559,006	517,947	488,504
Prepaid land use right	29,007	29,488	30,377
Other non-current assets	169	171	174
TOTAL ASSETS	710,131	656,596	610,200

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	159,804	129,873	118,871
Accounts payable	16,784	14,601	17,695
Notes payable	48,942	28,656	1,573
Advances from customers	7,308	9,567	13,218
Payables for purchases of property, plant and equipment	64,576	37,309	51,767
Accrued expenses and other current liabilities	8,956	8,530	7,462
Amount due to related party	89,698	74,684	88,538
Total current liabilities	396,068	303,220	299,124
Long-term borrowings	77,336	116,565	134,870
Advance from customers – long term portion	3,401	4,617	11,924
Other long Term Liabilities	26,558	27,025	26,955
TOTAL LIABILITIES	503,363	451,427	472,873
EQUITY:
Ordinary shares	22	22	17
Treasury stock	(399)	(399)	(398)
Additional paid-in capital	203,125	202,984	146,676
Accumulated losses	(16,019)	(19,625)	(32,667)
Accumulated other comprehensive income	20,039	22,187	23,699
Total Daqo New Energy Corp.’s shareholders’ equity	206,768	205,169	137,327
Total equity	206,768	205,169	137,327,

TOTAL LIABILITIES & EQUITY	710,131	656,596	610,200

10

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the twelve months ended December 31,
	2014	2013
Operating Activities:
Net income (loss)	$16,649	$(221,091)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Long-lived assets impairment	-	158,425
Share-based compensation	1,793	1,881
Inventory write-down	175	29,906
Allowance for doubtful accounts	(3,824)	5,482
Depreciation of property, plant and equipment	28,008	52,251
Disposal of Assets Loss	315	-

Changes in operating assets and liabilities:
Accounts receivables	4,775	12,431
Notes receivables	(34,702)	(11,496)
Prepaid expenses and other current assets	10,217	30
Advances to suppliers	(513)	(123)
Inventories	485	(25,270)
Amount due from related parties	2,193	(6,854)
Amount due to related parties	(452)	(416)
Prepaid land use rights	623	265
Other non-current assets (VAT Receivable)	230	4,513
Accounts payable	(476)	5,349
Notes payable	31,993	(19,760)
Accrued expenses and other current liabilities	1,678	469
Income tax payable	-	(160)
Advances from customers	(13,813)	(4,254)
Deferred government subsidies	266	482
Deferred tax assets	-	1,415
Net cash provided by (used in) operating activities	45,620	(16,525)

Investing activities:
Purchases of property, plant and equipment	(77,029)	(32,505)
(Increase) decrease in restricted cash	(13,560)	1,824
Decrease in cash on deconsolidation of Daqo New Material	-	(15)
Net cash used in investing activities	(90,589)	(30,696)

Financing activities:
Proceeds from related parties loans	275,134	157,271
Repayment of related parties loans	(275,089)	(69,387)
Proceeds from bank borrowings	176,115	74,552
Repayment of bank borrowings	(186,550)	(113,745)
Proceeds from follow-on equity offering	58,000	-
Issuance cost for follow-on equity offering	(3,376)	-
Cash received from exercise of options	37	135
Net cash provided by financing activities	44,271	48,826

Effect of exchange rate changes	(65)	(453)
Net (decrease) increase in cash and cash equivalents	(763)	1,152
Cash and cash equivalents at the beginning of the year	7,831	6,679
Cash and cash equivalents at the end of the year	7,068	7,831

11

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Dec. 31, 2014	Sep. 30, 2014	Dec. 31, 2013
Gross profit / (loss)	12,561	11,592	958
Costs related to the non-operational Chongqing polysilicon operations	3,329	3,420	5,889
Non-GAAP gross profit / (loss)	15,890	15,012	6,847

	Three months Ended
	Dec. 31, 2014	Sep. 30, 2014	Dec. 31, 2013
Gross margin	25.4%	24.5%	2.6%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	6.7%	7.2%	15.9%
Non-GAAP gross margin	32.1%	31.7%	18.5%

	Three months Ended
	Dec. 31, 2014	Sep. 30, 2014	Dec. 31, 2013
Net income / (loss)	3,606	5,893	(8,280)
Income tax expense		-	60
Interest expense	4,032	3,648	4,199
Interest income	(25)	(164)	(49)
Depreciation	7,052	7,010	12,166
EBITDA (non-GAAP)	14,665	16,387	8,096
EBIDTA margin (non-GAAP)	29.6%	34.7%	21.9%

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.

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